Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 12, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11423
Interest Rate Hedge Portfolio, Series 153
(the “Trust”)
CIK No. 2011039 File No. 333-277965

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “The Trust invests in common stocks of companies with a history of dividend growth, as well as ETFs which invest in convertible securities, Treasury Inflation Protected Securities (“TIPS”), master limited partnerships (“MLPs”), limited duration bonds and real estate investment trusts (“REITs”).” With respect to the above disclosure, please build out how the Trust selects common stocks.

Response:In accordance with the Staff’s comment, the Trust has revised the disclosure in the section entitled “Portfolio Selection Process” as follows:

“The Trust invests in common stocks of companies with a history of dividend growth, as well as ETFs which invest in convertible securities, Treasury Inflation Protected Securities (“TIPS”), master limited partnerships (“MLPs”), limited duration bonds and real estate investment trusts (“REITs”).

Common Stock Selection Process

The Trust invests in common stocks of companies with a history of dividend growth. The research department begins its common stock selection process with the companies listed in the S&P 1500® Index and eliminates those companies that do not meet its investment criteria as of the date the portfolio was selected. These criteria are designed to identify companies with the following qualities:

• Well-capitalized with strong balance sheets.

• Record of financial strength and profit growth, as indicated by strong return on equity and long-term debt to market value of equity measures.

• A history of dividend payments with the ability to generate dividend growth, as indicated by high dividend yields, five-year dividend growth rates and dividend payout ratios.

The investment criteria include:

• Market Capitalization greater than $1 billion;

• Long-Term Debt to Market Value of Equity less than 40%;

• Return on Equity greater than 10%;

• Dividend Yield greater than 1.5%;

• 5-Year Dividend Growth Rate greater than 5%; and

• Dividend Payout Ratio less than 50%.

The final step in the research department's process is to select companies based on the fundamental analysis of its team of research analysts. The stocks selected for the portfolio are the 25 highest ranking stocks that meet the above criteria, the investment objectives, trade at attractive valuations and, in the research department's opinion, are likely to exceed market expectations of future cash flows. The stocks are approximately evenly weighted.

ETF Selection Process

The Sponsor believes that the ETF asset classes described above have characteristics that tend to be less sensitive to interest rate changes and thus serve as a hedge to interest rate risk. The Sponsor does not require maturity or investment quality policies when selecting the ETFs for the portfolio. Under normal circumstances, the weighted average duration of all the ETFs held by the Trust will be four years or less.

The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

The ETFs were selected by our research department based on the following factors: the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (focusing on ETFs with shorter durations, given rising interest rates). All other factors being equal, the Sponsor will select ETFs with lower expense ratios while attempting to limit the overlap of the securities held by the ETFs. ETFs that satisfy the above criteria are selected for inclusion in the portfolio. The Trust’s portfolio may include both actively managed ETFs and ETFs that track an index.

In connection with the Trust’s investments in ETFs advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, First Trust Advisors L.P. will receive advisory fees from the underlying ETFs which it would not otherwise receive if the Trust invested solely in ETFs advised by unaffiliated third-parties. This may provide an incentive for the Sponsor to select ETFs advised by First Trust Advisors L.P. over ETFs advised by unaffiliated third-parties. However, the Sponsor selected what it considered to be the best suited ETFs to achieve the Trust’s investment objectives even though there may be other ETFs, including those advised by unaffiliated third-parties, that provide similar results.

While not a part of the Trust’s portfolio selection process, the Trust also invests in common stocks that are issued by foreign companies and in companies with various market capitalizations, and through the Trust’s investment in the Funds, the Trust has exposure to investment grade securities, foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.

As with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See “Risk Factors” for a discussion of the risks of investing in the Trust.”

2.The Staff notes that the Portfolio Selection Process does not include parameters on the percentage of the portfolio that is common stocks and ETFs. With the Sponsor’s other trusts with two distinct sleeves of investments, the Staff has seen the percentage of the portfolio that each sleeve would comprise. The Trust should do so similarly here. If this percentage is unknown until the portfolio is constructed, then indicate so and provide a note to investors to see the Schedule of Investments for how the portfolio is ultimately constructed.

Response:The Trust believes that the disclosure provided in the Portfolio Selection Process is appropriate for investor comprehension. Additionally, the portfolio composition will be available in the Schedule of Investments.

3.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, the Trust also invests in foreign securities and companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has exposure to investment grade securities, foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.” The Staff notes that the first part of the above-referenced disclosure referencing that the Trust also invests in foreign securities and companies with various market capitalizations is confusing. If not part of the portfolio selection process, please remove that clause.

Response:In accordance with the Staffs comment, the disclosure will be revised as follows:

“While not a part of the Trust's portfolio selection process, the Trust also invests in common stocks that are issued by foreign companies and in companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has exposure to investment grade securities, foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon